
October 17, 2023

Leo Li
Chief Financial Officer
Burning Rock Biotech Limited
No. 5, Xingdao Ring Road North
International Bio Island, Guangzhou, 510005
People's Republic of China

   Re: Burning Rock Biotech Limited
     Form 20-F for the Fiscal Year Ended December 31, 2022
     File No. 001-39316

Dear Leo Li:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Disclosure Review Program